The Merger Fund VL

A Westchester Capital Fund

- **Historically, minimal correlation with equities**
- **Historically, negative correlation with fixed income**
- **Positive correlation with interest rates**

Fund Facts

Morningstar Category	US Insurance Market Neutral
Investment Strategy	Event Driven
Ticker	MERVX
Inception Date	5/24/2004
Management Fee	1.25%
Fund Size	$ 47,472,949

The total annual operating expense ratio of the Fund was 2.67%. After applicable fee waiver and expense reimbursement (which will apply until April 30, 2020, unless it is terminated at an earlier time by the Board of Trustees), total annual operating expenses were 1.94% and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Expense ratios are as of the April 19, 2019 prospectus.

Investment Growth

Time Period: 5/25/2004 to 11/30/2019



- The Merger Fund VL
- Wilshire Event Driven
- Barclays Agg Bond
- Benchmark: US 3-mo T-Bill

Trailing Returns (as of month-end)

As of Date: 11/30/2019

	MTD	3 Mo	YTD	1-Yr	3-Yrs	5-Yrs	10-Yrs	Since Incept.
The Merger Fund VL	0.42%	1.27%	5.28%	5.80%	5.11%	3.30%	3.15%	4.80%
Wilshire Event Driven	0.48%	1.05%	5.66%	4.59%	2.88%	1.40%	2.01%	2.88%
Barc Agg Bond	-0.05%	-0.28%	8.79%	10.79%	4.10%	3.08%	3.59%	4.33%
Benchmark: US 3-mo T-Bill	0.12%	0.49%	2.13%	2.32%	1.63%	1.05%	0.57%	1.39%
US Insurance Market Neutral	0.78%	2.58%	6.43%	4.84%	4.76%	2.83%	—	—

Trailing Returns (as of quarter-end)

As of Date: 9/30/2019

	MERVX
QTD	1.72%
1 Year	6.20%
3 Years	4.95%
5 Years	2.97%
10 Years	3.13%
Since Inception	4.80%

The performance data quoted represents past performance and does not guarantee future results. Returns greater than one year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original costs. Current performance may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflects that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007.

Performance Relative to Peer Group

As of Date: 11/30/2019



- The Merger Fund VL
- US Insurance Market Neutral
- Wilshire Event Driven
- Barclays Agg Bond

The Merger Fund VL

Portfolio

Avg. position size:	0.77%
Number of long positions:	110
Number of short positions:	14
Percent invested:	85%

TOP 10 Holdings 32.51%

1. SunTrust Banks, Inc
2. Allergan PLC
3. Altaba Inc.
4. Osram Licht AG
5. Zayo Group Holdings, Inc.
6. Wright Medical Group N.V.
7. Cypress Semiconductor Corporation
8. Tiffany & Co.
9. The Stars Group Inc.
10. Cobham PLC

Fund holdings and asset allocation are subject to change at any time and are not recommendat ons to buy or sell any secur ty.

3-Year Risk Metrics

Time Per od: 12/1/2016 to 11/30/2019

	The Merger Fund VL	Wilshire Event Driven	Barclays Agg Bond
Std Dev	**2.57%**	**1.79%**	**2.90%**
Sharpe Ratio	**1.31**	**0.66**	**0.83**
Sortino Ratio	**2.21**	**0.94**	**1.64**
Beta (vs S&P 500)	**0.04**	**0.12**	**-0.03**
Correlation (vs S&P 500)	**3.91**	**66.98**	**2.15**
Beta (vs Barclays Agg)	**-0.10**	**-0.04**	**1.00**
Correlation (vs Barclays Agg)	**1.27**	**0.50**	**100.00**

Deal Terms


Cash
55.88%
Stock with Fixed Exchange Ratio
18.85%
Stock and Stub
13.83%
Cash & Stock
10.56%
Undetermined
0.88%
0.00%
20.00%
40.00%
60.00%

Regional Exposure


United States
78.18%
United Kingdom
10.63%
Europe ex-U.K.
6.28%
Canada
3.32%
Japan
1.04%
Asia ex-Japan
0.29%
Mexico
0.26%
0.00%
20.00%
40.00%
60.00%
80.00%
100.00%

Sector Exposure


Communication Services
18.45%
Industrials
18.04%
Consumer Disc.
16.67%
Health Care
14.52%
Information Tech.
13.19%
Financials
9.43%
Real Estate
3.76%
Energy
3.34%
Consumer Staples
1.10%
Utilities
0.92%
Materials
0.58%
0.00%
5.00%
10.00%
15.00%
20.00%

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Must be preceded or accompanied by a current prospectcus or summary prospectus.

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges, and expenses. The Fund's prospectus contains this and other important information. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable life product that invests in The Merger Fund VL, contact your finanical advisor or the offering insurance company for a contract prosepctus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involve the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups, and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: The S&P 500 Index is a broad based unmanaged index of 500 stocks, wh ch is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. The Bloomberg Barclays Aggregate Bond Index is an intermediate-term index comprised of investment grade bonds. You cannot invest directly in the index; The BofA Merrill Lynch US 3-Month Treasury Bill Index is comprised of a single issue purchased at the beginning of the month and held for a full month. The Wilshire L qu d Alternative Event Driven Index measures the performance of the event-driven strategy component of the Wilshire L quid Alternative Index. Event-driven strategies predominantly invest in companies involved in corporate transact ons such as mergers, restructuring, distressed, buy backs, or other capital structure changes. US Insurance Market Neutral is the Morningstar Category comprised of funds that attempt to eliminate the risks of the market by holding 50% of assets in long positions in stocks and 50% of assets in short positions. Standard Deviat on is the degree by wh ch returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; Sharpe Rat o measures reward vs. risk. 3-month T-Bill used for the risk-free rate. A higher number is more favorable; Sortino Rat o is a similar measure of risk-adjusted return but penalizes only those returns falling below a user-specified target or required rate of return. Beta is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; Correlation (R-Squared) represents the percentage of a fund or secur ty's movements that can be explained by movements in a benchmark index; a fund with a low R-squared (70 or less) doesn't act much like the index.





Q3 2019 Quarterly Review

	Share class	Ticker	Morningstar Category	OVERALL Morningstar Rating™
The Merger Fund®	Investor	MERFX	Market Neutral NE	★★★★ Out of 113 market neutral funds as of 9/30/2019
	Institutional	MERIX		★★★★★ Out of 113 market neutral funds as of 9/30/2019
The Merger Fund VL	Insurance Dedicated Fund	MERVX	Market Neutral NE	
Credit Event Fund	Investor	WCFRX	Long-Short Credit	
	Institutional	WCFIX		
Event-Driven Fund	Investor	WCERX	Multi-Alternative	★☆☆☆☆ Out of 248 multi-alternative funds as of 9/30/2019
	Institutional	WCEIX		★★★★★ Out of 248 multi-alternative funds as of 9/30/2019

The Overall Morningstar Rating is derived from a weighted average of the Fund's 3-, 5-, and 10-year Morningstar Rating metrics. Ratings based on risk-adjusted returns.

Shareholder Services: U.S. Bancorp Fund Services, LLC
P.O. Box 701 ■ Milwaukee ■ Wisconsin 53201
(800) 343-8959

Investment Adviser: Westchester Capital Management, LLC
100 Summit Lake Drive ■ Valhalla ■ New York 10595
(914) 741-5600 ■ Fax (914) 741-2950

STANDARDIZED PERFORMANCE SUMMARY
As of September 30, 2019

Mutual Fund Assets:

Merger Arbitrage[1]	$3.4 billion
Opportunistic Credit	$4.2 million
Multi-Event[2]	$501.9 million

	Average Annual Total Return (%)						Annual Operating Expense Ratio (%)[3]				
Merger Arbitrage[4]	QTD	YTD	1 YR	5 YR	10 YR	Life	Gross Expense Ratio	Net Expense Ratio[3,4]	Net Expenses excluding Investment-Related Expenses[4,5]	Performance Inception	Ticker
The Merger Fund (Institutional)	1.85	4.48	6.55	3.40	n/a	3.45	1.74%	1.71%	1.20%	08/01/2013	MERIX
The Merger Fund (Investor)	1.72	4.20	6.21	3.06	3.14	6.09	2.04%	2.01%	1.50%	01/31/1989	MERFX
Insurance Dedicated Funds[4]											
The Merger Fund VL	1.72	4.40	6.20	2.97	3.13	4.76	2.67%	1.94%	1.40%	05/26/2004	MERVX
Opportunistic Credit[4]											
Credit Event Fund (Institutional)	1.43	11.10	7.63	n/a	n/a	4.40	6.29%	1.78%	1.64%	12/29/2017	WCFIX
Credit Event Fund (Investor)	1.34	10.90	7.32	n/a	n/a	4.11	6.61%	2.03%	1.89%	12/29/2017	WCFRX
Multi Event[4]											
Event-Driven Fund (Institutional)	1.95	8.19	7.74	3.77	n/a	3.93	2.31%	2.31%	1.74%	01/02/2014	WCEIX
Event-Driven Fund (Investor)	1.87	7.91	7.43	n/a	n/a	6.60	2.56%	2.56%	1.99%	03/22/2017	WCERX

Trailing Returns
As of Date: 9/30/2019

	QTD	YTD	1 Year	5 Years	10 Years	15 Years
US Fund Market Neutral	0.49%	0.36%	-0.13%	0.73%	0.48%	0.80%
US Fund Multialternative	0.54%	5.79%	0.92%	0.98%	1.78%	1.85%
US Fund Long-Short Credit	0.55%	5.64%	2.71%	1.36%	3.16%	3.91%
Wilshire Liq Alt Event Driven	1.05%	4.76%	3.04%	1.08%	2.03%	3.06%
S&P 500 Index	1.70%	20.55%	4.25%	10.84%	13.24%	9.01%
BBgBarc US Agg Bond	2.27%	8.52%	10.30%	3.38%	3.75%	4.21%
BofAML US 3M Trsy Bill	0.56%	1.81%	2.39%	0.98%	0.54%	1.39%

QTD and YTD performance is not annualized. Performance data quoted represent past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Funds may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Funds' prior investment advisor. Messrs. Behren and Shannon, the Funds' current portfolio managers, have served as co-portfolio managers of the Funds since 2007. Performance data current to the most recent month-end may be obtained by calling (800) 343-8959 or by visiting www.westchestercapitalfunds.com.

[1]Includes USD 170 million in a sub-advised fund. [2]Includes USD 304 million in a sub-advised fund. [3]Net expense ratios are as of a fund's most recent prospectus and were applicable to investors. [4]The Adviser has contractually agreed to waive a portion of its investment advisory fee through April 30, 2020 for The Merger Fund®. The Adviser has contractually agreed to limit the annualized expenses through April 30, 2020 for The Merger Fund VL. The Adviser has contractually agreed to waive a portion of its investment advisory fee and to reimburse other ordinary operating expenses through April 30, 2020 for the WCM Alternatives: Event-Driven Fund and the WCM Alternatives: Credit Event Fund. [5]Investment related expenses include expenses related to short sales and interest on any borrowing or interest on reverse repurchase agreements, as applicable, and acquired fund fees and expenses.

Fellow Shareholders,

In the context of another persistent drop in interest rates, we are particularly satisfied with our Funds' returns this quarter and year-to-date. All vehicles have been performing in-line with or ahead of our expectations regarding relative returns, low volatility, and minimal market correlation.

Although new transactions continued to be announced, several macro themes impeded forward visibility and somewhat dampened activity. These include recession fears, the economic impact of the trade dispute with China, election uncertainty, and from a merger arbitrage ("M&A") perspective, fear of Chinese regulatory retaliation on deals that require SAMR (State Administration for Market Regulation) approval. These factors have also affected equity markets in general. Although the S&P 500 Index is doing extraordinarily well year-to-date, its trailing one-year performance (Sept. 2018-Sept. 2019) since the trade war with China heated up has been lackluster, rising just 2.2% from a year ago.

Fixed income investing has become challenging as well. Bond volatility hit multiyear highs – the highest level, in fact, since 2016 when the UK first voted to "Brexit" the European Union and Donald Trump won the presidency. Barron's recently opined that "Bonds are poised to cause more trouble than they're worth," adding that "bonds aren't likely to provide the diversification benefits and risk-adjusted returns that investors have come to expect." To flesh this out a little, observe that although the trailing 1-year return (Sept. 2018- Sept. 2019) of the iShares Core U.S. Aggregate Bond ETF (ticker symbol AGG) was 10.3%, it is notable that only 3.05% of that return came from interest income and the remaining 7.25% (70 percent of its total return) came from capital appreciation caused by the decline in interest rates. With rates close to zero and little room to drop further, a logical conclusion is that bond prices will have a difficult ride going forward. Either rates stay low, in which case coupons will continue to shrink and capital gains will be limited, or if we avoid a recession, rates will probably move back up, causing bonds to decline in value.

Our goal is to continue to provide steady, risk-adjusted returns under either scenario, regardless of whether equity markets move up or down. Consistent with that objective, Barron's profiled The Merger Fund in an August article called "Market Volatility Got You Nervous? The Merger Fund Might be the Answer." Fortunately, there is currently sufficient deal activity to provide investment opportunities, which are necessary to generate attractive risk-adjusted returns. While global deal volume declined this year, particularly in September, our outlook remains positive as we continue to see ample opportunities – both domestic and internationally – for implementing our strategy.

Third Quarter Deal Volume

Global M&A volume declined versus last year. Nonetheless, $3.05tn worth of transactions were announced worldwide during the first 9-months of 2019 via 25,754 mergers, representing a 5.6% decrease from the $3.23tn in the same period in 2018. The three months ending September was the quietest quarter for announced takeovers since 2017. Despite the global decline, M&A activity in the Americas reached a record high for the first 9 months of 2019 with $1.67tn in volume. This increase was fueled by a spike to 28 domestic "megadeals" (those greater than $10 billion) announced this year.[1]

---

[1] Dealogic, M&A Highlights: First 9 Months 2019

Performance data quoted represents past performance; past performance does not guarantee future results.

Global Volume M&A 1995 – 2019

First 9 Months



Source: Dealogic. As of Sept. 30, 2019

Interestingly, 2019 has seen large-cap deals in sectors that have been relatively inactive recently. For example, BB&T's $28.1 billion acquisition of SunTrust Bank is the largest bank merger since the financial crisis. There also has been a wave of consolidation in the financial technology and payments spaces this year, led by Fidelity National Information Services Inc.'s $42.6 billion purchase of Worldpay Group plc, Fiserv Inc.'s $38.4 billion acquisition of First Data Corp., and Global Payments Inc.'s acquisition of Total System Services Inc. in a $21.5 billion all-stock deal. Outside of the financial sector, Bristol-Myers Squibb Company's bid for Celgene Corp. continued the trend of megadeals in the biopharmaceutical space.

Five domestic deals valued at $10 billion or greater were announced in the third quarter of 2019, less than half the number domestically in the prior quarter. By dollar volume, megadeal activity shrank by 74% sequentially, from $407 billion in Q2 to $104 billion in Q3.[2]

The median spread on uncontroversial deals averaged 3.6% annually in the third quarter of 2019 vs. 3.5% in the second quarter of 2019.[3] Contributing to the continued tightness of spreads were (i) the closing of several large deals, causing re-investment pressure on redeployed funds, (ii) a slowdown in the pace of new deal announcements, (iii) a flurry of "plain vanilla" straightforward deal announcements of all sizes, (iv) declining average remaining deal duration, (v) low shareholder vote risk, and very significantly, (vi) the recent decline in interest rates.

MERGER ARBITRAGE

The Merger Fund® gained 1.85% (MERIX), and 1.72 % (MERFX), during the 3rd quarter, advancing 4.48% and 4.20% year-to-date respectively, its 97th gain in the 123 quarters since its inception thirty years ago. The Merger Fund VL, our insurance dedicated fund, gained 1.72% for the quarter, posting a 4.40% net gain year-to-date. Winners outnumbered losers by 7 to 1 with only 15 out of 125 positions contributing negative marks-to-market. Continuing our historical track record, the volatility of our returns was a fraction of that of the broad market, with the S&P 500 Index trailing three-year standard deviation at 15.36% versus the The Merger Fund's trailing three-year standard deviation of 2.63% for both the Institutional and Investor share class.

---

[2] Bloomberg, ANALYSIS: Private Equity's Share of U.S. M&A Market Down in Q3, Oct. 10, 2019
[3] US M&A Review: 3Q19

Performance data quoted represents past performance; past performance does not guarantee future results.

The most profitable merger arbitrage investment last quarter was in the shares of $38 billion market capitalization Anadarko Petroleum Corp., as Occidental Petroleum Corp. completed the oil industry's biggest deal in over four years after Chevron Corp. bowed out of the bidding (0.30%). Other third quarter winners for the Fund included the Columbia Pipeline/TransCanada appraisal action that we filed in Delaware court (0.28%), and Altaba Inc.'s liquidation of its assets, primarily shares of Alibaba Group Holding Limited (0.27%).

The only material loser last quarter was in the agreed acquisition of Sprint Corp. by T-Mobile US, Inc. (-0.13%). Although the U.S. Department of Justice ('DOJ') approved the transaction, which proposes to merge the United States' third and fourth-largest wireless carriers, a group of 13 state attorneys general later filed a lawsuit hoping to block the $26 billion merger. Although the companies had agreed with the DOJ to divest Sprint's prepaid businesses, including Boost Mobile to Dish Network, the states nonetheless argued that the merger would reduce competition and drive up prices.

Despite the activity slowdown, The Merger Fund® invested in 27 new arbitrage situations globally, currently holds 106 investments and was about 78% invested at the end of September (now 88% invested as of the drafting of this letter) after being paid from the successful completion of several large-capitalization deals late in the quarter.

Statistical Summary

REGIONAL EXPOSURE



United States	86.35%
United Kingdom	7.09%
Europe ex-U.K.	3.67%
Asia ex-Japan	0.90%
Australia	0.79%
Canada	0.57%
Japan	0.13%
Mexico	0.39%
South America	0.09%

SECTOR EXPOSURE



Health Care	16.62%
Industrials	16.18%
Financials	14.87%
Information Tech.	14.82%
Consumer Disc.	14.46%
Comm. Services	12.33%
Energy	6.14%
Real Estate	1.57%
Utilities	1.13%
Materials	1.08%
Consumer Staples	0.81%

Type of Buyer	
Strategic	91.86%
Financial	8.14%

By Deal Type	
Friendly	100.00%
Hostile	0.00%

Deal Terms	
Cash	57.21%
Cash & Stock	23.42%
Stock with Fixed Exchange Ratio	12.86%
Stock & Stub	6.50%
Stock with Flexible Exchange Ratio	0.01%

Performance data quoted represents past performance; past performance does not guarantee future results.

EVENT-DRIVEN



Restructuring: 18.13%

Credit: 11.75%

Special Situations: 15.00%

Arbitrage 55.12%

Strategy allocations result from our bottom-up process; our investment decisions are based on each opportunity's unique characteristics. Every investment is based on public information rather than speculation, has a defined timeline and a calculable expected return. The strategy is designed to "go where the events are." We do not weight the portfolio according to pre-determined allocations to macro-factors such as strategy, sector or geography.

The WCM Alternatives: Event-Driven Fund returned 1.95% and 1.87% for the Institutional and Investor share classes respectively during the quarter, advancing 8.19% and 7.91% year-to-date. The Fund participated in 143 events, and 113 positions posted gains versus 30 with negative marks-to-market. Additionally, we entered 27 new positions and the Fund was fully invested at quarter-end.

The first 9 months of 2019 saw a record $205.4bn of spin-offs and split-offs, almost double last year's volume of $110.0bn, according to Dealogic. While some of our top winners and detractors for WCEIX overlapped with The Merger Fund® due to a set of attractive merger arbitrage opportunities, the Fund also held 23 non-merger arbitrage investments as of quarter-end.

The most notable contributor, outside of the aforementioned, was our investment in government sponsored enterprises, or GSEs (0.24%). The GSEs (Freddie Mac and Fannie Mae) have remained in conservatorship more than 10 years after the financial crisis, and they continue to be dominant players in America's housing finance system. Although they remain critical to the functioning of that system, they have not yet transitioned back into private entities and are therefore not subject to the typical net capital and other regulatory requirements of other private financial institutions. On March 27, 2019, President Trump issued a Memorandum directing the Secretary of the Treasury to develop a plan for administrative and legislative reforms to (i) end the conservatorships of the GSEs upon the completion of specified reforms, (ii) facilitate competition in the housing finance market, (iii) establish regulation of the GSEs in order to minimize potential risks posed to the U.S. financial system, and (iv) provide that the Federal Government is properly compensated for any support it provides to the GSEs or the housing finance market.[4] In early September 2019, The Federal Housing Finance Agency (FHFA) released a new Strategic Plan for the Conservatorships of Fannie Mae and Freddie Mac addressing many of these goals. In addition, an appellate court ruled the government's net worth sweep[5] of Fannie Mae and Freddie Mac to be unconstitutional, which the Trump administration may appeal further if there is no near-term resolution. Full implementation of the plan will likely take place in Trump's second term (if there is one). There may be bumps in the road, and as the capital requirements and other regulatory oversight are finalized, there may be volatility; however, we believe that the securities of both Fannie Mae and Freddie Mac are significantly undervalued and have a high likelihood of being successful investments. Accordingly, given the long timeline and potential for unanticipated developments, we are positioned in the preferred shares of both entities for safer exposure to the eventual re-privatization.

---

[4] U.S. Department of the Treasury Housing Reform Plan, September 2019

[5] In September 2008, FHFA used its authority to place Fannie Mae and Freddy Mac into conservatorship. FHFA established the conservatorships in response to a substantial deterioration in the housing markets that severely damaged their financial condition and left both of them unable to fulfill their missions without government intervention. Included in the agreement was a condition that both Enterprises were to sweep all their profits into the government's coffers, an arrangement referred to as the "Net Worth Sweep."

Performance data quoted represents past performance; past performance does not guarantee future results.

The biggest detractor in the portfolio was our investment in CBS Corporation, which declined from 49.90 to 40.37, and cost the Fund 0.28% despite owning puts. CBS has agreed to a merger of equals with Viacom Inc. in a stock-for-stock transaction, and our exposure for our event-driven fund was constructed both as a collared position, with long put options as protection and short calls to generate income, as well as a merger arbitrage structure. Unfortunately, the media industry is in significant flux, with many additional sources of proprietary content and multiple new "cord-cutting" distribution methodologies; this uncertainty is reflected, hopefully temporarily, in the reduced share price of CBS. As is typical, we sacrificed some potential upside by selling call options, but the put purchase helped mitigate some of our downside. This dynamic is reflected in a comparison of CBS's stock price (down by 19.1%), to our position structure (down by 8.3%) [i.e. how much the value of our structure declined, not how much we lost]. Because of our hybrid position structure, the Fund incurred a mark-to-market of -0.28% on this position during the quarter.

CREDIT EVENT

The WCM Alternatives: Credit Event Fund gained 1.43% for the Institutional share class and 1.34% for the Investor share class during this quarter, and 11.10% and 10.90% for the year-to-date period, respectively. Winners outnumbered losers by more than 4:1. The Fund invested in 3 new situations during the quarter and as of September 30, 2019 had 53 credit event investments in the portfolio, including several SPAC positions. We ended the quarter fully invested.

Contributing 0.47% to the portfolio in the third quarter was our aggregate position in SPAC (Special Purpose Acquisition Company) vehicles. As mentioned in previous letters this year, we continue to believe these are conservative rate-of-return vehicles with the potential for additional profit from the embedded components of the SPAC units. Other notable situations were:

- NII Holdings, Inc., an American holding company that, through its subsidiary Nextel Telecomunicações Ltd., provides mobile communications services under the Nextel brand in Brazil, received clearance from the Brazil National Telecommunications Agency (Anatel), and from the Brazil antitrust authority (CADE) in September (0.15%). Subject to final approval, we expect the sale of NII Holdings Brazil's assets to Oclaro will be completed in early 2020. NII Holdings will then file for liquidation in the Delaware court, which we expect to happen in the first half of 2020, and the bonds that we own will be monetized.

- Colony Capital, Inc. made progress with its plan to sell various non-essential assets and use the proceeds to pay down debt. The preferred stock that we own has the highest coupon of the company's other preferred issues, and will likely be refinanced in the near or medium term. If not, we will be clipping an attractive coupon while we wait for it to be taken out.

The largest detractor was our investment in CEC Entertainment, Inc., the owner of the pizza-and-games chains Chuck E. Cheese and Peter Piper Pizza. Queso Holdings, Inc., a subsidiary of private-equity firm Apollo Global Management, LLC which took CEC private in 2014, terminated its proposed reverse merger with blank check company (SPAC) Leo Holdings Corp. That deal would have taken CEC Entertainment public via a reverse merger with Leo. Leo intended to use funds raised in its SPAC IPO to buy CEC and then rename itself to trade under the Chuck E. Cheese name. During the quarter, CEC's closest competitor, Dave & Buster's Entertainment (PLAY) reported poor earnings and DAVE's stock plummeted, causing the companies to reevaluate the transaction. The implied valuation was no longer attractive to Leo and the management teams of Leo Holdings and CEC agreed to mutually terminate the deal. CEC bonds traded back down to 95 from 101, and the investment cost the fund 0.21%. We still believe that the bond is attractive and will await further developments prior to liquidating the position.

Performance data quoted represents past performance; past performance does not guarantee future results.

OUTLOOK

Consistent with last quarter's letter, we remain optimistic about future transaction activity. Geopolitical issues such as trade tensions with China and Brexit, economic uncertainty, and market volatility are the principal factors (temporarily, we believe) slowing the pace of deal-making this year; however, the search for growth and efforts to continue technological innovation continue to be powerful drivers of deal-making in addition to the aforementioned macro environment of low interest rates and robust capital markets. Although trade protectionism may come and go, we believe companies remain global in their outlook and will continue structuring and executing strategically around the world as opportunities arise.

OUR COMPANY

WCM manages a total of six SEC-registered mutual funds. Our vehicles span the spectrum from lower-return, lower-volatility expectations to additional volatility with potentially higher return expectations:

Account	Vehicle	Strategy	Inception
The Merger Fund®	SEC '40-Act Fund	Merger Arbitrage	1989
Investor Share Class (MERFX)			1989
Institutional Share Class (MERIX)			2013
The Merger Fund VL (MERVX)	Variable Insurance Trust	Merger Arbitrage	2004
WCM Alternatives: Credit Event Fund *New*	SEC '40-Act Fund	Opportunistic Credit	2017
Investor Share Class (WCFRX)			2017
Institutional Share Class (WCFIX)			2017
WCM Alternatives: Event-Driven Fund	SEC '40-Act Fund	Event-Driven	2014
Investor Share Class (WCERX)			2017
Institutional Share Class (WCEIX)			2014
JNL/Westchester Capital Event Driven Fund	Sub-advised SEC '40-Act Fund	Event-Driven	2015
Westchester Merger Arbitrage Strategy of the JNL Multi-Manager Alternative Fund	Sub-advised SEC '40-Act Fund	Merger Arbitrage	2016

As usual, quarterly statistical summaries for all of our vehicles are provided within two weeks of the end of the quarter – typically one month prior to the release of the quarterly letter. They are available electronically on our website, and we would be happy to provide a scheduled email as soon as the data becomes available. For convenience, investors can arrange for e-alerts of important Fund communications. Through our website at www.westchestercapitalfunds.com, you can check direct account balances, make purchases and sales, and sign up for notification of trade confirmations, statements, and shareholder communications via e-mail.

Please contact us with any questions or comments. We are always available and we enjoy speaking with our investors.

Roy Behren

Mike Shannon

Performance data quoted represents past performance; past performance does not guarantee future results.

IMPORTANT DISCLOSURES

Before investing in The Merger Fund®, WCM Alternatives: Event-Driven Fund, and/or WCM Alternatives: Credit Event Fund, carefully consider the investment objectives, risks, charges, and expenses. For a prospectus or summary prospectus containing this and other information, please call (800) 343-8959. Please read the prospectus carefully before investing. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing. Shares of JNL/Westchester Capital Event Driven Fund are offered to separate accounts of participating life insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Shares of the fund are not offered directly to the public. For a prospectus containing information for any variable annuity or variable life product that invests in the Fund, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing. Variable annuities are long-term, tax-deferred investments designed for retirement, involve investment risks and may lose value. Earnings are taxable as ordinary income when distributed and may be subject to a 10% federal tax penalty if withdrawn before age 59½. Optional benefit costs are added to the ongoing fees and expenses of the variable annuity.

Variable annuities (VA650, VA660) are issued by Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and in New York (VA650NY, VA660NY) by Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York). Variable annuities are distributed by Jackson National Life Distributors LLC, member FINRA. May not be available in all states and state variations may apply. These products have limitations and restrictions, including withdrawal charges, recapture charges and excess interest adjustments (interest rate adjustments in New York) where applicable. Jackson® issues other annuities with similar features, benefits, limitations, and charges. Contact Jackson for more information. Jackson is the marketing name for Jackson National Life Insurance Company and Jackson National Life Insurance Company of New York.

Fund holdings and sector allocations are subject to change and should not be considered a recommendation to buy or sell any security. The Ten Largest Positions as a Percent of Net Assets for The Merger Fund® as of September 30, 2019 were: SunTrust Banks, Inc. (5.63%), Celgene Corporation (4.27%), Oaktree Capital Group LLC (4.12%), Versum Materials, Inc. (3.93%), Allergan PLC (3.86%), Altaba Inc. (3.79%), Zayo Group Holdings, Inc. (3.08%), Cypress Semiconductor Corporation (2.76%), Columbia Pipeline Group, Inc. (2.22%), Cobham PLC (1.98%). The Ten Largest Positions as a Percent of Net Assets for The Merger Fund VL as of September 30, 2019 were: SunTrust Banks, Inc. (5.64%), Celgene Corporation (4.28%), Oaktree Capital Group LLC (4.19%), Versum Materials, Inc. (3.98%), Allergan PLC (3.88%), Altaba Inc. (3.80%), Zayo Group Holdings, Inc. (3.11%), Cypress Semiconductor Corporation (2.76%), Kinetic Concept/KCI USA (2.55%), Cobham PLC (1.99%). The Ten Largest Positions as a Percent of Net Assets for WCM Alternatives: Event-Driven Fund as of September 30, 2019 were: Celgene Corporation (4.53%), Allergan PLC (4.36%), Oaktree Capital Group LLC (4.25%). Altaba Inc. (4.16%), Versum Materials, Inc. (4.09%), SunTrust Banks, Inc. (4.03%), United Technologies Corporation (3.81%), Zayo Group Holdings, Inc. (3.78%), Cypress Semiconductor Corporation (3.11%), Masco Corporation (3.06%). The Ten Largest Positions as a Percent of Net Assets for WCM Alternatives: Credit Event Fund as of September 30, 2019 were: Tuscan Holdings Corp. (6.28%), Univar USA Inc. (5.64%), NII Holdings Inc. (5.01%), Colony Capital, Inc. (4.88%), Alberton Acquisition Corporation (4.87%), Nielsen Finance LLC (4.87%), EIG INVESTORS CORP (4.53%), SRC Energy Inc. (4.33%), CEC Entertainment, Inc. (4.26%), Pure Acquisition Corp. (4.14%).

Diversification does not assure a profit, nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involve the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other events, will prove incorrect and that the Funds' return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups, and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Funds' may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered

Performance data quoted represents past performance; past performance does not guarantee future results.

short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Funds' and may produce significant losses. The Funds' hedging strategy will be subject to the Funds' investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged. Investments in lower rated and non-rated securities present a great risk of loss to principal and interest than higher-rated securities. The WCM Alternatives: Credit Event Fund is non-diversified and therefore has a greater potential to realize losses upon the occurrence of adverse events affecting an issuer in its portfolio.

Any tax or legal information provided is merely a summary of our understanding and interpretation of some of the current income tax regulations and is not exhaustive. Investors must consult their tax advisor or legal counsel for advice and information concerning their particular situation. Neither the Funds' nor any of their representatives may give legal or tax advice.

The views expressed are as of November 20, 2019 and are a general guide to the views of Westchester Capital Management, are subject to change, are not guaranteed and should not be considered recommendations to buy or sell any security. Distributions are not guaranteed. This document does not replace portfolio and fund-specific materials.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity, and variable life subaccounts, exchange-traded funds, closed-end funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars, and the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receives 1 star. The Overall Morningstar Rating™ for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating™ metrics.

The weights are 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods. As of September 30, 2019, The Merger Fund® was rated against the following numbers of U.S.-domiciled Market Neutral funds over the following time periods: 113 funds in the last three years, 84 funds in the last five years, and 26 funds in the last ten years. With respect to these Market Neutral funds, The Merger Fund® – Investor share class (MERFX) received a Morningstar Rating of 4 stars, 4 stars and 4 stars for the three-, five- and ten-year periods, respectively. The Merger Fund® – Institutional share class (MERIX) received a Morningstar rating of 5 stars, 5 stars and 5 stars for the three-, five- and ten-year periods, respectively. Ten-year ratings are Extended Performance Ratings computed by Morningstar using historical adjusted returns prior to the 8/1/2013 inception date of MERIX and reflect the historical performance of MERFX, (inception date 1/31/1989), adjusted to reflect the fees and expenses of the Institutional shares. As of September 30, 2019, WCM Alternatives: Event-Driven Fund was rated against the following numbers of U.S.-domiciled Multi Alternative funds over the following time periods: 248 funds in the last three years and 178 funds in the last five years. With respect to these Multi Alternative funds, WCM Alternatives: Event-Driven Fund – Institutional share class (WCEIX) received a Morningstar Rating of 5 stars and 5 stars for the three- and five-year periods, respectively. WCM Alternatives: Event-Driven Fund – Investor share class (WCERX) received a Morningstar Rating of 5 stars and 5 stars for the three- and five-year periods, respectively. Overall, 3-year and 5-year ratings are Extended Performance Ratings computed by Morningstar using historical adjusted returns prior to the 3/22/2017 inception date of WCERX and reflect the historical performance of WCEIX, (inception date 1/2/2014), adjusted to reflect the fees and expenses of the Investor shares. © 2019 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

Absolute return strategies are not intended to outperform stocks and bonds during strong market rallies. An absolute return fund may not achieve its goals and may underperform during periods of strong positive market performance.

With respect to Envestnet's 2019 Asset Manager Award, the award finalists and winners were chosen from hundreds of best-in-breed performers for each class, which includes alternatives as a new strategy category this year due to its growing importance as market volatility rises. Envestnet | PMC analysts research and evaluate managers using a systematic, proprietary and multi-factor evaluation methodology that considers a number of metrics: performance, firm profile, customer service, investment process and style, composite, tax efficiency and other quantitative and qualitative criteria. To be eligible for a Manager and Strategist of the Year Award, a manager must have at least $200 million in assets, be broadly available on the Envestnet platform and be open to new investors. A minimum three-year tenure is also required by the lead manager.

A number of the comments in this document are based on current expectations and are considered "forward-looking statements". Actual future results, however, may prove to be different from expectations. The opinions expressed are a reflection of Westchester Capital Management's best judgment at the time this document is compiled and any obligation to update or alter forward-looking statements as a result of new information, future events, or otherwise is disclaimed. Furthermore, these views are not intended to predict or guarantee the future performance of any individual security, asset class, markets generally, nor are they intended to predict the future performance of any Westchester Capital Management account, portfolio or fund.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Bloomberg Barclays Aggregate Bond Index** is an intermediate-term index comprised of investment grade bonds. **The Bloomberg Barclays US Corporate High Yield Bond Index** measures the USD-denominated, high yield, fixed-rate corporate bond market. Securities are classified as high yield if the middle rating of Moody's, Fitch and S&P are Ba1/BB+/BB+ or below. **The Morningstar Category: US Fund Market Neutral** is comprised of a universe of funds with similar investment objectives. **The Morningstar Category: The US Fund MultiAlternative** encompasses funds that have a majority of their assets exposed to alternative strategies and include both funds with static allocations to alternative strategies and funds tactically allocating among alternative strategies and asset classes. **The ICE BofA Merrill Lynch US 3-Month Treasury Bill Index** is comprised of a single issue purchased at the beginning of the month and held for a full month. Indices are unavailable for direct investment. The **Dow Jones Industrial Average**, or simply the Dow, is a stock market index that shows how 30 large, publicly owned companies based in the United States have traded during a standard trading session in the stock market. **Nasdaq** is a global electronic marketplace for buying and selling securities, as well as the benchmark index for U.S. technology stocks. Indices are unavailable for direct investment. **The Wilshire Liquid Alternative Event Driven Index**SM measures the performance of the event-driven strategy component of The Wilshire Liquid Alternative IndexSM. Event-driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy-backs, or other capital structure changes. The Wilshire Liquid Alternative Event Driven Index (WLIQAED) is designed to provide a broad measure of the liquid alternative event-driven market. **HFRX Event Driven Index** is comprised of investment Managers who maintain positions in companies currently or prospectively involved in corporate transactions of a wide variety including but not limited to mergers, restructurings, financial distress, tender offers, shareholder buybacks, debt exchanges, security issuance or other capital structure adjustments. **DOJ** or The United States Department of Justice Antitrust Division is a law enforcement agency responsible for enforcing the antitrust laws of the United States. **Standard Deviation** is the degree to which returns vary relative to the average return: The higher the standard deviation, the greater the variability of the investment. **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **Correlation** is calculated using R-Squared; which is a measure that represents the percentage of a fund's movements that can be explained by movements in a benchmark index. A fund with low R-squared doesn't act much like the index; **A special purpose acquisition company (SPAC)** is a corporation formed by private individuals to facilitate investment through an initial public offering (IPO). The proceeds are used to buy one or more existing companies **Alpha** is used in finance as a measure of performance, indicating when a strategy, trader, or portfolio manager has managed to beat the market return over some period. Alpha, often considered the active return on an investment, gauges the performance of an investment against a market index or benchmark that is considered to represent the market's movement as a whole.

The Merger Fund®, WCM Alternatives: Event-Driven Fund and WCM Alternatives: Credit Event Fund are distributed by Compass Distributors, LLC. The Merger VL is available through variable products offered by third-party insurance companies and is not affiliated with Compass Distributors, LLC.